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                              [COMPANY LETTERHEAD]





October 20, 2008


Attn: Mr. Ryan Milne
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561

         Re:   Nascent Wine Company, Inc.
               Registration Statement on Form SB-2
               File No. 333-147376

Dear Mr. Milne:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by Nascent Wine Company, Inc. (the "Company") to withdraw the above-referenced registration statement which was filed with the Securities and Exchange Commission (the "Commission") by the Company on November 14, 2007. We further acknowledge that we have outstanding comments on this registration statement and fully intend to respond to those in writing.

         The Company no longer intends to proceed with the offering of securities to which the registration statement relates. No securities have been sold in connection with the offering. Accordingly, the Company requests that the Commission consent to this application on the grounds that withdrawal of the registration statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of said Rule 477.

         If you have any questions regarding this application, please contact the Company's legal counsel, Carrie Darling, of Sheppard, Mullin, Richter & Hampton LLP at (858) 720-7478.

                                Very truly yours,

                                NASCENT WINE COMPANY, INC.


                                By: /s/ Peter V. White
                                    --------------------------------------------
                                    Name: Peter V. White
                                    Title: Chief Financial Officer and Treasurer